SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

WASTE CONNECTIONS, INC.

(Name of Applicant)

35 Iron Point Circle, Suite 200
Folsom, CA 95630
(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

Floating Rate Convertible Subordinated Notes due 2022	up to $175,000,000
aggregate principal amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

Robert D. Evans, Executive Vice President and General Counsel
Waste Connections, Inc.
35 Iron Point Circle, Suite 200
Folsom, CA 95630
(916) 608-8200
(Address, including Zip Code and Telephone Number, including area code, of
Agent for Service)

With copies to:
Tracy Edmonson, Esq.
Latham & Watkins LLP
505 Montgomery Street, Suite 1900
San Francisco, CA 94111

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE
Exhibit Index
Exhibit T3A
Exhibit T3C
Exhibit T3E-1
Exhibit T3E-2
Exhibit T3E-3
Exhibit T3E-4
Exhibit T3E-5
Exhibit T3G

GENERAL

1.	General Information

(a)	Waste Connections, Inc. (the “Company” or “Waste Connections”) is a corporation.

(b)	The Company was organized under the laws of the State of Delaware.

2.	Securities Act Exemption Applicable

          Upon the terms set forth in an Offering Circular dated June 16, 2004 (the “Offering Circular”), the Company is offering to exchange its $1,000 principal amount of its Floating Rate Convertible Subordinated Notes due 2022 (CUSIP No. 941053AE0) (the “New Notes”) for each $1,000 principal amount of its currently outstanding Floating Rate Convertible Subordinated Notes due 2022 (CUSIP Nos. 941053AC4 and 941053AD2) (the “Old Notes”) (the “Exchange Offer”). If the Exchange Offer is completed, the New Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3.

          As the New Notes are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for outstanding Old Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular and related documents and the engagement of U.S. Bank National Association as Exchange Agent for the Company. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3.	Affiliates

          The following is a list of affiliates of the Company as of the date of this application. The Company owns, directly or indirectly, 100% of the capital stock or membership interests as the case may be, of each of its subsidiaries, except where otherwise indicated.

Affiliate Companies

Name	State of Incorporation / Organization
Amador Services, LLC (51%)	California
American Disposal Company, Inc.	Washington
American Sanitary Service, Inc.	Oregon
Arrow Sanitary Service, Inc.	Oregon
Bandon Disposal & Recycling, Inc.	Oregon
Bituminous Resources, Inc.	Kentucky
Butler County Landfill, Inc.	Nebraska
Camino Real Environmental Center, Inc.	New Mexico
City Sanitation, Inc.	Utah
Coastal Rolloff Service	California
Cold Canyon Landfill, Inc.	California
Columbia Resource Co., LP	Washington

Name	State of Incorporation / Organization
Community Refuse Disposal, Inc.	Nebraska
Contractors Waste Services, Inc.	Kentucky
Corral De Piedra Land Company	California
Curry Transfer and Recycling, Inc.	Oregon
DM Disposal Co., Inc.	Washington
Denver Regional Landfill, Inc.	Colorado
El Paso Disposal, LP	Texas
Environmental Trust Company	Tennessee
Environmental Waste Systems, Inc.	Oregon
ETC of Georgia, Inc.	Georgia
Finley-Buttes Limited Partnership	Oregon
Finney County Landfill, Inc.	Delaware
G&P Development, Inc.	Nebraska
Island Disposal, Inc.	Washington
J Bar J Land, Inc.	Nebraska
Lealco, Inc.	Texas
Les’ County Sanitary, Inc.	Oregon
Les’ Sanitary Service, Inc.	Oregon
Madera Disposal Systems, Inc.	California
Mammoth Disposal Company	California
Management Environmental National, Inc.	Washington
Mason County Garbage Co., Inc.	Washington
Millenium Waste Incorporated	Indiana
Mission Country Disposal	California
Morro Bay Garbage Service	California
Murrey’s Disposal Company, Inc.	Washington
Nebraska Ecology Systems, Inc.	Nebraska
Nobles County Landfill, Inc.	Minnesota
North Bend Sanitation Service, Inc.	Oregon
Northern Plains Disposal Inc.	Delaware
Oklahoma City Waste Disposal, Inc.	Oklahoma
Oklahoma Landfill Holdings, Inc.	Delaware
Osage Landfill, Inc.	Oklahoma
Pierce County Landfill Management, Inc. (51%)	Delaware
Pierce County Recycling Composting & Disposal, LLC (51%)	Washington
Red Carpet Landfill, Inc.	Oklahoma
RH Financial Corporation	Washington
Rhino Solid Waste, Inc.	New Mexico
San Luis Garbage Company	California
Santek Environmental of Mississippi, L.L.C.	Mississippi
Scott Solid Waste Disposal Company	Tennessee
South County Sanitary Service, Inc.	California
Southern Plains Disposal, Inc.	Delaware
Tacoma Recycling Company, Inc.	Washington
Tennessee Waste Movers, Inc.	Delaware
Wasco County Landfill, Inc.	Delaware
Waste Connections Management Services, Inc.	Delaware
Waste Connections of Alabama, Inc.	Delaware
Waste Connections of Arizona, Inc.	Delaware
Waste Connections of Arkansas, Inc.	Delaware
Waste Connections of California, Inc.	California
Waste Connections of Colorado, Inc.	Delaware
Waste Connections of Illinois, Inc.	Delaware
Waste Connections of Iowa, Inc.	Iowa
Waste Connections of Kansas, Inc.	Delaware

Name	State of Incorporation / Organization
Waste Connections of Kentucky, Inc.	Delaware
Waste Connections of Minnesota, Inc.	Minnesota
Waste Connections of Mississippi, Inc.	Delaware
Waste Connections of Missouri, Inc.	Delaware
Waste Connections of Montana, Inc.	Delaware
Waste Connections of Nebraska, Inc.	Delaware
Waste Connections of New Mexico, Inc.	Delaware
Waste Connections of Oklahoma, Inc.	Oklahoma
Waste Connections of Oregon, Inc.	Oregon
Waste Connections of South Dakota, Inc.	South Dakota
Waste Connections of Tennessee, Inc.	Delaware
Waste Connections of Texas, LLC	Delaware
Waste Connections of the Central Valley, Inc.	California
Waste Connections of Utah, Inc.	Delaware
Waste Connections of Washington, Inc.	Washington
Waste Connections of Wyoming, Inc.	Delaware
Waste Connections Transportation Co., Inc.	Oregon
Waste Services of Mississippi, LLC	Mississippi
Waste Services of N.E. Mississippi, Inc.	Mississippi
WCI of Georgia, Inc.	Delaware
West Coast Recycling and Transfer, Inc.	Oregon

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

          The following table lists the names of all directors and executive officers of the Company as of May 31, 2004. The mailing address of each director and executive officer is: c/o Waste Connections, Inc., 35 Iron Point Circle, Suite 200, Folsom, California 95630.

Name	Office
Ronald J. Mittelstaedt	Director, President, Chief Executive Officer and Chairman
Eugene V. Dupreau	Director and Vice President – Western Region
Robert H. Davis	Director
Michael W. Harlan	Director
William J. Razzouk	Director
Steven F. Bouck	Executive Vice President and Chief Financial Officer
Darrell W. Chambliss	Executive Vice President and Chief Operating Officer
Robert D. Evans	Executive Vice President, General Counsel and Secretary
Kenneth O. Rose	Senior Vice President – Administration
David G. Eddie	Vice President – Corporate Controller
Michael R. Foos	Vice President – Chief Information Officer
David M. Hall	Vice President – Business Development
Eric O. Hansen	Vice President – Information Technology
Jerri L. Hunt	Vice President – Human Resources
Worthing F. Jackman	Vice President – Finance and Investor Relations
James M. Little	Vice President – Engineering

5.	Principal Owners of Voting Securities

          As of May 31, 2004, to the best of the Company’s knowledge, no person beneficially owned more than 10% of its outstanding voting securities.

UNDERWRITERS

6.	Underwriters

     (a) No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture. No person, within the last three years, has acted as principal underwriter of any security of the Company which is outstanding as of the date of this application.

     (b) Not applicable.

CAPITAL SECURITIES

7.	Capitalization

(a)	The authorized and outstanding capital stock and debt securities of the Company as of May 31, 2004 were as follows:

		Amount
Title of Class	Amount Authorized	Outstanding
Common Stock, par value $0.01	100,000,000	31,918,262
Preferred Stock, par value $0.01	7,500,000	0
Floating Rate Subordinated Notes due 2022	$175,000,000	$175,000,000

(b)	Holders of common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. Cumulative voting of shares is not permitted. No holder of any other securities of the Company is entitled to vote on matters submitted to a vote of stockholders, unless as expressly permitted by law or as may be determined by the Board of Directors in a certificate of designations, preferences and rights.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

          The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default; Withholding of Notice

          Each of the following is an “Event of Default”:

          (1) a default in the payment of any interest upon any of the New Notes when due and payable, continued for a period of thirty (30) days;

          (2) a default in the payment of the principal of and premium, if any, on any of the New Notes when due, including on a redemption date;

          (3) failure to pay when due the principal of or interest on indebtedness for money borrowed by the Company or the Company’s subsidiaries in excess of $20.0 million, or the acceleration of that indebtedness that is not withdrawn within fifteen (15) days after the date of written notice to the Company by the trustee or to the Company and the trustee by the holders of at least 25% in principal amount of the outstanding New Notes;

          (4) a default by the Company in the performance, or breach, of any of our other covenants in the Indenture which are not remedied by the end of a period of sixty (60) days after written notice to the Company by the trustee or to the Company and the trustee by the holders of at least 25% in principal amount of the outstanding New Notes; or

          (5) events of bankruptcy, insolvency or reorganization of Waste Connections or any Significant Subsidiary, as defined in Regulation S-X under the Exchange Act, of Waste Connections.

          If an Event of Default described in clauses (1), (2), (3) or (4) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding New Notes may declare the principal amount of, and accrued interest on, all New Notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the Indenture are satisfied. If an Event of Default of the type referred to in clause (5) occurs, the principal amount of and accrued interest on the outstanding New Notes will automatically become immediately due and payable.

          Within ninety (90) days after a default, the trustee must give to the registered holders of New Notes notice of all uncured defaults known to it. The trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the New Notes when due or in the payment of any redemption obligation.

          The holders of not less than a majority in principal amount of the outstanding New Notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. Subject to the provisions of the Indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the New Notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert a New Note in accordance with the Indenture, no holder may institute a proceeding or pursue any remedy with respect to the Indenture or the New Notes unless it complies with the conditions provided in the Indenture, including: (i) holders of at least 25% in principal amount of the outstanding New Notes have requested the trustee to pursue the remedy and (ii) holders have offered the trustee security or indemnity satisfactory, to the trustee against any loss, liability or expense.

(b) Authentication and Delivery of New Notes; Use of Proceeds

          The New Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by any two of the following officers of the Company: the Chairman of the Board of Directors, the President, the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the Treasurer or the Secretary (individually, an “Officer”), and delivered to the Trustee.

          The Trustee will authenticate and make available for delivery New Notes for original issue, upon a written order or orders of the Company signed by two Officers or by an Officer and an Assistant Treasurer or Assistant Secretary of the Company. Such order of the Company must specify the amount of Securities to be authenticated and the date on which the original issue of New Notes is to be authenticated.

          The New Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Notes. The signature will be conclusive evidence that the New Notes have been authenticated under the Indenture.

          There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

          The New Notes are unsecured obligations of the Company. As such, the new Notes are not secured by any lien on any property.

(d) Satisfaction and Discharge of the Indenture

          The Company may terminate all of its obligations under the New Notes and the Indenture if all New Notes previously authenticated and delivered (other than destroyed, lost or stolen New Notes which have been replaced or paid or New Notes for whose payment money has been held in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it hereunder, or if the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such interest, to pay the principal of and premium, if any, and interest on the New Notes then outstanding to maturity or to the date fixed for redemption and to pay all other sums payable by it hereunder. The Company may make an irrevocable deposit only if at such time it is not prohibited from doing so under the provisions of Article 5 (Subordination) of the Indenture and the Company will have delivered to the Trustee an officers’ certificate and opinion of counsel to that effect and that all other conditions to such deposit have been complied with.

          The Company’s obligations in paragraphs 8 (Conversion) and 12 (Unclaimed Money) of the New Notes, in Sections 6.1 (Payment of Securities), 6.2 (SEC Reports), 9.7 (Compensation and Indemnity), 9.8 (Replacement of Trustee) and 10.4 (Reinstatement), and in Articles 2 (The Securities) and 4 (Conversion) of the Indenture will survive until the Securities are no longer outstanding. Thereafter, the Company’s obligations in such paragraph 12 and in Sections 3.8 (Conversion Arrangement on Call for Redemption) and 9.7 will survive.

          After such irrevocable deposit, the Trustee upon request will acknowledge in writing the discharge of the Company’s obligations under the New Notes and this Indenture, except for those surviving obligations specified above.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

          The Company is required to deliver to the Trustee within 105 days after the end of each fiscal year of the Company, an officers’ certificate as to the signer’s knowledge of the Company’s compliance with all conditions and covenants on its part contained in the Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the officers’ certificate must describe the default or Event of Default and the efforts to remedy the same.

9.	Other Obligors

          None.

     Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 9, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c)	The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A*	Amended and Restated Certificate of Incorporation of the Company, in effect as of the date hereof.

Exhibit T3B	Amended and Restated Bylaws of the Company, in effect as of the date hereof (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 (File No. 333-48029)).

Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Offering Circular dated June 16, 2004.

Exhibit T3E-2*	Letter of Transmittal.

Exhibit T3E-3*	Letter to Broker-Dealers.

Exhibit T3E-4*	Letter to Clients.

Exhibit T3E-5*	Notice of Guaranteed Delivery.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Waste Connections, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Folsom and State of California, on the 16th day of June, 2004.

(Seal)		Waste Connections, Inc.

Attest:	/s/ Patrick Shea	By:	/s/ Steven F. Bouck

	Name: Patrick Shea		Name:	Steven F. Bouck
	Title: Corporate Counsel		Title:	Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description
Exhibit T3A*	Amended and Restated Certificate of Incorporation of the Company, in effect as of the date hereof.

Exhibit T3B	Amended and Restated Bylaws of the Company, in effect as of the date hereof (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 (File No. 333-48029)).

Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Offering Circular dated June 16, 2004.

Exhibit T3E-2*	Letter of Transmittal.

Exhibit T3E-3*	Letter to Broker-Dealers.

Exhibit T3E-4*	Letter to Clients.

Exhibit T3E-5*	Notice of Guaranteed Delivery.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

* Filed herewith.